UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934
(Amendment No.           )

Arch Coal, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5% Perpetual Cumulative Convertible Preferred Stock

(Liquidation Preference $50.00 Per Share)
(Title of Class of Securities)

039380 20 9

(CUSIP Number of Class of Securities)

Robert G. Jones

Vice President – Law, General Counsel and Secretary
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 61341
(314) 994-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

      with a copy to:

Ronald D. West

Kirkpatrick & Lockhart Nicholson Graham LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, Pennsylvania 15222-2312
(412) 355-6500

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee

$10,062,246	$1,076.66

(1) Estimated solely for the purpose of calculating the registration fee based on the product of (i) $75.15, which is the average of high and low prices per share of Arch Coal, Inc.’s Common Stock, $.01 par value, as reported on the New York Stock Exchange on November 29, 2005, and (ii) 134,522 shares of Arch Coal, Inc.’s Common Stock, which represents the maximum number of shares of Arch Coal, Inc.’s Common Stock that may be issued as the premium pursuant to the conversion offer, if the conversion offer expired on November 30, 2005, upon the conversion of up to 2,874,926 shares of Arch Coal’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) validly tendered and accepted for conversion in the conversion offer.

      ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate box(es) below to designate any transactions to which the statement relates:

      ☐ third-party tender offer subject to Rule 14d-1.

      ☒ issuer tender offer subject to Rule 13e-4.

      ☐ going-private transaction subject to Rule 13e-3.

      ☐ amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

i

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by Arch Coal, Inc., a Delaware corporation (the “Company”), to deliver a premium, payable in shares of the Company’s Common Stock, $.01 par value (“Common Stock”), for each share of the Company’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) (“Preferred Stock”) validly tendered and accepted for conversion (the “Conversion Offer”) pursuant to the terms and subject to the conditions described in the offering circular, dated November 30, 2005 (the “Offering Circular”), and the accompanying letter of transmittal. The Offering Circular and the accompanying letter of transmittal are exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto.

      The information set forth in the Offering Circular, including the exhibits thereto, and the accompanying letter of transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1. Summary Term Sheet.

      The information set forth under the captions “Summary — The Conversion Offer” and “Questions and Answers about the Conversion Offer” in the Offering Circular is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) The name of the subject company is Arch Coal, Inc., a Delaware corporation. The address of the Company’s principal executive offices is One CityPlace Drive, Suite 300, St. Louis, Missouri, and its telephone number is (314) 994-2700.

      (b) The subject class of securities is the Company’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share). As of November 29, 2005, 2,874,926 shares of the Preferred Stock were outstanding.

      (c) The information set forth under the caption “Price Range of Our Common Stock and Preferred Stock and Our Dividend Policy” in the Offering Circular is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) Arch Coal, Inc. is the filing person and the subject company. The information in Item 2(a) above incorporated herein by reference.

      As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No person controls the Company.

Name	Position

James R. Boyd	Chairman of the Board

Frank M. Burke	Director

Patricia F. Godley	Director

Douglas H. Hunt	Director

Steven F. Leer	President, Chief Executive Officer and Director

Thomas A. Lockhart	Director

A. Michael Perry	Director

Robert G. Potter	Director

Theodore D. Sands	Director

Wesley M. Taylor	Director

C. Henry Besten	Senior Vice President – Strategic Development

John W. Eaves	Executive Vice President and Chief Operating Officer

Sheila B. Feldman	Vice President – Human Resources

Robert G. Jones	Vice President – Law, General Counsel and Secretary

Robert J. Messey	Senior Vice President and Chief Financial Officer

David B. Peugh	Vice President – Business Development

Deck S. Slone	Vice President – Investor Relations and Public Affairs

David N. Warnecke	Vice President – Marketing & Trading

The address and telephone number of each director and executive officer of the Company listed above is: c/o Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141; (314) 994-2700.

Item 4. Terms of the Transaction.

      (a) The information set forth under the captions “Summary – The Conversion Offer,” “Questions and Answers about the Conversion Offer,” “The Conversion Offer,” “Comparison of Rights of Holders of Our Preferred Stock and Holders of Our Common Stock,” “Description of Capital Stock” and “Material United States Federal Income Tax Consequences” in the Offering Circular, as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.

      (b) To the Company’s knowledge, no shares of Preferred Stock are owned by any officer, director or affiliate of the Company, and therefore no such persons will participate in the Conversion Offer. See the information set forth under the caption “Interests of Directors and Officers” in the Offering Circular, which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (e) The information set forth under the caption “Description of Capital Stock – Preferred Stock Purchase Rights” in the Offering Circular is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) The information set forth under the captions “Summary – The Conversion Offer,” “Questions and Answers about the Conversion Offer – Why is Arch Coal making the conversion offer?” and “The Conversion Offer – Purpose and Effects of the Conversion Offer” in the Offering Circular is incorporated herein by reference.

      (b) The information set forth under the captions “Summary – The Conversion Offer,” “Questions and Answers about the Conversion Offer – What does Arch Coal intend to do with the shares of Preferred Stock that are tendered in the conversion offer?” and “The Conversion Offer – Terms of the Conversion Offer” in the Offering Circular is incorporated herein by reference.

      (c) The information set forth under the captions “Summary – Recent Developments,” “Summary – The Conversion Offer,” “Questions and Answers about the Conversion Offer – How will the conversion offer affect the trading market for the shares of Preferred Stock that are not converted in the conversion offer?,” “Risk Factors – Risks Related to Holding Shares of Preferred Stock after the Conversion Offer” and “The Conversion Offer – Terms of the Conversion Offer” in the Offering Circular is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth under the captions “Summary – The Conversion Offer,” “Questions and Answers about the Conversion Offer – What will I receive in the conversion offer if I validly tender shares of Preferred Stock and they are accepted for conversion?” and “The Conversion Offer – Terms of the Conversion Offer” in the Offering Circular is incorporated herein by reference.

      (b) Not applicable.

      (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

      (a) To the Company’s knowledge, no shares of Preferred Stock are owned by any officer, director or affiliate of the Company or by any associate or majority owned subsidiary of those persons. See the information set forth under the caption “Interests of Directors and Officers” in the Offering Circular, which is incorporated herein by reference.

      (b) None.

Item 9. Persons/ Assets Retained, Employed, Compensated or Used.

      (a) No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Conversion Offer. For information regarding the Information Agent and the Conversion Agent, see the information set forth under the captions “Information Agent” and “Conversion Agent” in the Offering Circular, which is incorporated herein by reference.

Item 10. Financial Statements.

      (a) The information set forth under the captions “Where You Can Find More Information,” “Ratios of Earnings to Combined Fixed Charges and Preference Dividends” and “Selected Consolidated Financial and Operating Data” in the Offering Circular is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (ii) Item 1, Financial Statements, in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

      (b) Not applicable.

Item 11. Additional Information.

      (a) To the Company’s knowledge, there are no governmental or federal or state regulatory approvals required for the consummation of the Conversion Offer, other than with applicable securities laws.

      (b) The information set forth in the Offering Circular and the accompanying letter of transmittal is incorporated herein by reference.

Item 12. Exhibits.

      The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offering Circular, dated November 30, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to DTC Participants (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(D)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, dated December 1, 2005.
(b)	Not applicable.
(d)	Form of Rights Agreement, dated March 3, 2000 (incorporated herein by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A filed on March 9, 2000).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required By Schedule 13E-3.

      Not applicable.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Arch Coal, Inc.

By:	/s/ Robert J. Messey

Name: Robert J. Messey
Title: Senior Vice President and Chief Financial Officer

Dated: December 1, 2005